January 16, 2007

Mail Stop 4561

Daniel J. Brinker
President and Chief Executive Officer
American TonerServ Corporation
475 Aviation Boulevard, Suite 100
Santa Rosa, CA 95403

      RE: American TonerServ Corporation
              Amendment no. 3 to Form SB-2
              Filed January 5, 2007
              File number 333-137831

Dear Mr. Brinker:

We have reviewed the above amendment and have the following comment.

Form SB-2
Executive Compensation, page 31

1. Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

<u>Closing</u>

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: James P. Beck
        Krys Boyle, P.C.
        600 Seventeenth Street
        Suite 2700 South Tower
        Denver, CO 80202
        Facsimile no. (303) 893-2882